Exhibit 99.1

PRIMA BIOMED Australian Cancer Treatment Company ASX Announcement Release Code: PRR 11 April 2013 SHARE PURCHASE PLAN OFFER DOCUMENTS Prima BioMed Ltd (“Prima” or “the Company”) is pleased to provide the offer documentation relating to its recently announced share purchase plan (“SPP”), including a booklet which sets out the terms and conditions of the SPP (“SPP Booklet”). The SPP is an offer to acquire up to $15,000 worth of new fully paid ordinary shares in the Company to those Prima shareholders on the register as at 5pm (Sydney time) on 28 March 2013 whose registered address is in Australia, New Zealand or, at the Company’s absolute discretion, another jurisdiction in which it is lawful to make the SPP offer to them without a prospectus, disclosure document, product disclosure statement or any lodgement, filing, registration or qualification, in each case, under the securities laws of that jurisdiction. Prima wishes to advise that the SPP Booklet, together with an application form, will be mailed to eligible Prima shareholders today. Should shareholders have any questions about how to participate in the SPP, please contact the Share Registry, BoardRoom, on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia). It is important that each shareholder carefully review the SPP Booklet as well as all Company information as announced to the ASX. Shareholders should seek independent and qualified legal and/or financial advice before making an investment. About Prima BioMed Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVacTM, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types. Disclaimer The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of shares in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended as a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, ”target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this announcement are indicative only and subject to change. Prima reserves the right, subject to the listing rules of the ASX (ASX Listing Rules) and the Corporations Act, to alter the dates at its discretion, without prior notice.

Share purchase plan booklet Prima BioMed Ltd ABN 90 009 237 889 (ASX: PRR) (Prima or Company) An offer to Eligible Securityholders (as defined in this booklet) to purchase up to $15,000 worth of fully paid ordinary shares in Prima without paying any brokerage or transaction costs

Share purchase plan booklet Chairman’s letter 3 Summary of important dates 7 What to do 8 Frequently asked questions 9 SPP Terms and Conditions 12 1. The SPP 12 2. Eligible Shareholders 13 3. Offer Price 14 4. Costs of the SPP 15 5. Number of New Shares 15 6. Scale back and oversubscription 15 7. Share rights and issue 15 8. Application for New Shares 16 9. SPP Timetable 17 10. Applicant representations 17 11. Additional information 18 12. Definitions 20

Chairman’s letter 11 April 2013 Dear Shareholder On behalf of the board of directors (Board) of Prima BioMed Ltd (Prima or Company), I am pleased to offer Eligible Shareholders (as defined in this booklet) the opportunity to participate in the Prima share purchase plan (SPP). The SPP allows Eligible Shareholders to purchase up to $15,000 worth of new fully paid ordinary shares in Prima (New Shares) without paying any brokerage or transaction costs. Prima wishes to raise up to $15 million from the SPP. Prima has also advised Shareholders of its planned 1 for 4 non-renounceable entitlement offer (Entitlement Offer) to eligible Shareholders to purchase new ASX-listed options to acquire ordinary shares in Prima (Options). As New Shares issued under the SPP will be recorded on Prima’s share register on or prior to the proposed record date for the Entitlement Offer, Eligible Shareholders who subscribe for New Shares under the SPP will also be given an entitlement to subscribe for Options in respect of their New Shares (as well as in relation to their existing Shares). As the Options represent a new class of quoted security, the Entitlement Offer will be made under a prospectus1 (Prospectus) which is expected to be lodged with the Australian Securities and Investments Commission (ASIC) on or about 13 May 2013. This booklet relates to offers of New Shares under the SPP only. The SPP is being offered to Eligible Shareholders to provide them with the opportunity to increase their holding in Prima. The offer price of New Shares under the SPP (Offer Price) will be a 5% discount to the volume weighted average price (VWAP) of Shares traded on ASX Limited (ASX) over the 10 trading days prior to the day on which the New Shares are issued. The SPP is part of proposed series of capital raisings which are designed to provide the Company with additional funding to: co-fund up to three phase 2 trials of CVacTM in additional cancer indications and continue the ongoing clinical program; continue CVacTM manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform; and provide general working capital for the Company and add security to the balance sheet. Participation in the SPP is entirely optional and is open to Eligible Shareholders, being holders of existing fully paid ordinary shares in Prima (Shares) at 5.00pm (Sydney time) on Thursday, 28 March 2013 with a registered address in Australia or New Zealand2. If the total value of applications for New Shares (Applications) exceeds $15 million, Prima has the absolute discretion to increase the amount raised under the SPP or scale back Applications. In the event 1 The Prospectus will be made available when the Options are offered. The Prospectus will be made available after the Entitlement Offer is announced and copies can be obtained by calling Prima’s shareholder inquiry line on 1300 737 760 any time between 9.00am and 5.00pm (Sydney time) during the period from and including the date on which the Entitlement Offer opens until and including the date on which the Entitlement Offer closes. Offers of Options under the Entitlement Offer will be made in, or accompanied by a copy of, the Prospectus. Prospective investors who want to acquire Options under the Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus. 2 The Company may also extend the SPP in its absolute discretion to other jurisdictions under applicable exemptions from the requirement to issue a prospectus in those jurisdictions.

of a scale back occurring, the Company reserves the right to give priority to Eligible Shareholders who have applied for New Shares, on a ‘first come, first serve basis’ or in any other manner it sees fit. Should a scale back happen, you may not receive the full number of New Shares applied for under the SPP and the balance of any application monies not applied to purchase New Shares under the SPP will, if equal to $2 or more, be refunded to you (without interest) but otherwise donated to charity. Prima will make an announcement to the ASX on the outcome of the SPP, the Offer Price and number of New Shares to be issued on or about Thursday, 16 May 2013. What to do next The SPP opens at 9.00am (Sydney time) on Friday, 12 April 2013. To participate in the SPP, you can choose to apply to purchase $1,000, $2,000, $3,000, $5,000, $7,500, $10,000 or $15,000 worth of New Shares, all at the Offer Price. You may apply for New Shares by either: completing and returning the application form accompanying this booklet (Application Form) together with your payment; or making a BPay® payment in accordance with the instructions on the Application Form, making sure that your Application Form and payment are received by 5.00pm (Sydney time) on Friday, 10 May 2013. If you make your Application by BPay®, you do not have to return the enclosed Application Form. Important information The offer of New Shares under the SPP is made in accordance with ASIC Class Order [CO 09/425] (ASIC CO 09/425) issued by ASIC which grants relief from the requirement in the Corporations Act 2001 (Cth) (Corporations Act) to issue a disclosure document for the SPP. The Board recommends that you read the terms and conditions of the SPP (SPP Terms and Conditions) attached to this letter carefully and in their entirety before deciding whether to participate in the SPP. In particular, you should note the future market price of Shares is uncertain and may rise or fall. This means the price you pay for New Shares may be either higher or lower than the Share price trading on the ASX at the time the New Shares are issued to you under the SPP, with the effect that the value of your investment in Shares could rise or fall. This letter does not provide financial advice and has been prepared without taking account of any person’s investment objectives, financial situation or particular needs. If you are in any doubt about the course of action you should follow, you should consult your financial, taxation or other professional adviser before participating in the SPP. Summary of recent progress I would like to take this opportunity to summarise some of the Company’s most recent progress. Most recently, we announced that the Saxony Development Bank in Germany awarded us with a grant of EUR 3.8 million to co-fund our planned phase 2 program in additional cancer indications and some of our manufacturing optimisation plans. We believe it is important for us to take advantage of this opportunity and enhance the clinical and commercial attractiveness of CVac. The Company acknowledges and appreciates the Saxony Development Bank’s recognition of the potential for CVac by providing such a generous grant. This grant support is non-dilutive in nature and allows us to conduct our programs for nearly half the cost than if Prima were to fund the R&D ourselves. We believe that the additional funds raised in this SPP will assist us with co-funding these programs so that we can fully utilise the grant in order to maximise the value of the grant for our shareholders.

Other significant achievements which we have achieved in just the past two and a half years, towards the development of CVac are as follows: Established a global manufacturing and distribution platform for personalised immunotherapeutic products with capacity on three continents to provide standardised CVac for clinical trials and development; Implemented a robust software and quality management system to automate scheduling, labelling, and shipping of our product at hundreds of clinics in 15 countries; Established a strong management presence in the United States and Europe, which are the most critical markets for potential product commercialisation and corporate partnerships; Obtained orphan designation for CVac in the United States and Europe, conferring significant benefits to Prima by reducing our regulatory fees by millions of dollars and ensuring market exclusivity for a number of years and product approval; Secured non-dilutive grant support for CVac development from the Saxony Development Bank in Germany of more than A$9.5 million (EUR 7.9 million) in total, including the recently announced grant of EUR 3.8 million (again, highlighting the Saxony Government’s recognition of the potential of CVac) along with our manufacturing collaborator the Fraunhofer Institute of Cell Therapy and Immunology; Completed recruitment of our multinational phase 2 trial of CVac (the CAN-003 study) in ovarian cancer, with final results due toward the end of 2013; Commenced our global phase 2/3 trial of CVac (the CANVAS study), which has now been approved in 10 countries around the world; and Announced interim data from the ongoing CAN-003 study in October and November 2012, indicating that CVac induces the right type of cancer cell killing immune response and positive trends in improvement of progression free survival. And we have accomplished these key development milestones for CVac while preserving a clean balance sheet with no debt. At the end of the last quarter, we had approximately A$28 million in cash and term deposits, with additional cash coming in from grant reimbursements, the R&D tax rebate, and bank interest. On behalf of the Board, I would like to personally thank you for your investment in and support of one of Australia’s most innovative biotechnology companies and to confirm our commitment to the Company and our strategic plan. The directors and management will participate in the SPP up to their maximum entitlement. Prima will also call an extraordinary general meeting (EGM) to request Shareholder approval to allow directors of the Company to subscribe for additional New Shares from any shortfall in subscription under the SPP1 in an amount beyond their SPP entitlement on the same terms as offered in the SPP, up to a maximum aggregate amount of $2 million worth of New Shares. A notice of meeting and explanatory memorandum providing further details in relation to the approvals to be sought at the EGM has also been sent to Shareholders. We believe the emerging field of personalised immunocellular therapeutics is in its early days and harbours significant growth potential. The promise is to bring products to market that can extend survival and improve quality of life for patients suffering from cancer with minimal side effects and a lack of toxicity. We are proud of our recent accomplishments and our management team led by our Chief Executive Officer, Matthew Lehman, Chief Financial Officer, Marc Voigt and Chief Technical Officer, Sharron Gargosky, for bringing us to where we are today. Prima is well positioned to capitalise on its leadership 1 In the event of a shortfall in subscriptions under the SPP, the Company may also place New Shares from the shortfall to professional and sophisticated investors (as defined in sections 708(8) and 708(11) of the Corporations Act, respectively) on the same terms as offered under the SPP.

position and your Board is confident that our investment will reward patients and our Shareholders in due course. What if I have more questions? For further information about the SPP or how to apply, please call the Company’s Shareholder enquiry line on 1300 737 760 or +61 2 9290 9600 (from outside Australia). Yours sincerely Lucy Turnbull Lucy Turnbull, AO Chairman Prima BioMed Ltd

Summary of important dates SPP Record Date 5.00pm (Sydney time), Thursday, 28 March 2013 Announcement of SPP 2 April 2013 Opening Date for Applications 9.00am (Sydney time), Friday, 12 April 2013 Closing Date for Applications 5.00pm (Sydney time), Friday, 10 May 2013 Issue of New Shares Friday, 17 May 2013 Quotation of New Shares on ASX Tuesday, 21 May 2013 Mailing of updated holding statements Tuesday, 21 May 2013 This timetable is indicative only and subject to change. Prima reserves the right, subject to the listing rules of the ASX (ASX Listing Rules) and the Corporations Act, to alter the above dates at its discretion, without prior notice, including extending the closing date or accepting late Applications, either generally or in particular cases, or to withdrawing the SPP without prior notice. Applicants are encouraged to submit their Application Forms as soon as possible. No cooling-off rights apply to Applications submitted under the SPP. The commencement of quotation of New Shares is subject to confirmation from ASX.

What to do Step 1 Read the SPP Terms and Conditions in full. Participation in the SPP is voluntary; you are under no obligation to apply. Step 2 Are you an Eligible Shareholder? (see section 2 of the SPP Terms and Conditions). You are an Eligible Shareholder if: you were registered as a holder of Shares as at 5.00pm (Sydney time) on Thursday, 28 March 2013 (Record Date); and your registered address is in Australia or New Zealand. This SPP is not being extended to any Shareholder who, as at the Record Date, has a registered address outside of Australia and New Zealand1. Neither these terms and conditions nor the Application Form constitute an offer in the United States (or to, or for the account or benefit of, US Persons). Step 3 If you choose to participate in the SPP you must choose to purchase a parcel of New Shares for one of the following amounts (see section 5 of the SPP Terms and Conditions): $1,000, $2,000, $3,000, $5,000, $7,500, $10,000 or $15,000. Subject to scale back, the number of New Shares issued to an Applicant will be rounded down to the nearest whole number of New Shares after dividing the application monies by the Offer Price (which, as described in section 3, will be a 5% discount to the VWAP of Shares traded on ASX over the 10 trading days prior to the day on which the New Shares are issued). You may not apply for more than $15,000 worth of New Shares in total, even if you have several holdings. Step 4 To apply for New Shares under the SPP, Eligible Shareholders must (see section 8 of the SPP Terms and Conditions): complete the Application Form attached to these terms and conditions; or make a BPay® payment in accordance with the instructions on the Application Form. All payments and Applications must be received by no later than 5.00pm (Sydney time) on Friday, 10 May 2013. 1 The Company may also extend the SPP in its absolute discretion to other jurisdictions under applicable exemptions from the requirement to issue a prospectus in those jurisdictions.

Frequently asked questions

Topic	Summary	Section
What is the SPP?	The SPP allows Eligible Shareholders to apply to purchase up to $15,000 worth of New Shares at the Offer Price.	1
Why is Prima proposing to issue New Shares?	The SPP is being offered to allow existing Shareholders to take advantage of the Offer Price and nil brokerage and other transaction costs. We believe the SPP is a cost effective method to raise capital for the Company and it minimises the potential dilution to existing Shareholders.	
How much is Prima seeking to raise?	Prima is seeking to raise up to $15 million through the SPP. Prima may increase the amount raised under the SPP at its discretion.	1
Who is eligible to participate in the SPP?	Shareholders with a registered address in either Australia or New Zealand as at 5.00pm (Sydney time) on Thursday, 28 March 2013 are eligible to participate in the SPP, provided that such Shareholder is not in the United States and is not, or is not acting for the account or benefit of, a US Person.	2
Do I have to participate in the SPP?	• No. Participation in the SPP is voluntary. • If you do not wish to participate you do not need to do anything and your right to participate will lapse at 5.00pm (Sydney time) on Friday, 10 May 2013.	1
Can my offer under the SPP be transferred to a third party?	No. As the SPP is non-renounceable, Eligible Shareholders cannot transfer their right to acquire New Shares.	1
How much can I invest under the SPP?	• Eligible Shareholders may apply for New Shares up to a maximum of $15,000 worth of New Shares at the Offer Price. • You may apply to purchase $1,000, $2,000, $3,000, $5,000, $7,500, $10,000 or $15,000 worth of New Shares at the Offer Price. • No fractions of New Shares will be issued, with any fraction being rounded down to the nearest whole number of New Shares.	5
What is the Offer Price of New Shares?	• The Offer Price of New Shares will be a 5% discount to the VWAP of Shares traded on ASX over the 10 trading days prior to the day on which the New Shares will be issued (which is expected to be Friday, 17 May 2013). • The current Share price can be obtained from ASX and is listed in the financial and business section of major daily newspapers circulating in Australia.	3

Share purchase plan booklet | page 9

Topic Summary Section There is a risk that the market price may change between the date of the offer and the date when the New Shares are issued under the SPP, which would mean that if the market price were less than the Offer Price, you would have been able to able to acquire more Shares on market than under the SPP, with the effect that the value of your investment in New Shares could rise or fall. Your Application is unconditional and may not be withdrawn (unless permitted by law) even if the market price of Shares is less than the Offer Price. How many New Shares If you apply for New Shares under the SPP, you will apply for a 3 will I receive? certain value, rather than a certain number of New Shares. If your application is accepted, Prima will divide the value of your application monies by the Offer Price in order to determine the number of New Shares which, subject to any scale back, will be issued to you. Please refer to section 3 for further detail. How will custodians Please refer to sections 2.4 and 2.5 in the SPP Terms and 2 and nominees be Conditions for information on eligibility for custodian and treated nominee Shareholders. under the SPP? What rights will the New New Shares will rank equally in all respects with Shares quoted 7 Shares have? on the ASX, with the same voting rights, dividend rights and other entitlements from the date of issue. What costs are There are no brokerage, commissions or other transaction costs 4 associated with the payable by Eligible Shareholders in relation to the Application SPP? for and issue of, New Shares under the SPP. How do I apply for New If you are an Eligible Shareholder and would like to apply 8 Shares under the SPP? for New Shares under the SPP, please follow the instructions on the Application Form. You have two choices: O Option 1: Complete the Application Form and attach a cheque drawn on an Australian Financial Institution and made payable to ‘Prima BioMed – Share Purchase Plan’ and crossed ‘Not Negotiable’. Application Forms together with application monies should be submitted in the reply paid envelope enclosed to: By post: Boardroom Pty Limited GPO Box 3993, Sydney NSW, 2001 Hand delivery: Share purchase plan booklet | page 10

Topic Summary Section Boardroom Pty Limited Level 7, 207 Kent Street, NSW, 2000 (please do not use the hand delivery address for mailing purposes); or ® O Option 2: Make a payment via BPay . If you make your payment with BPay® you do not need to return your Application Form. You will not be able to withdraw or revoke your Application or BPay® payment once you have submitted it or made it (unless permitted by law) or change the amount of New Shares for which you have applied. What do I do if I receive Eligible Shareholders who receive more than one Application 1 more than one Form under the SPP, for example because they hold Shares in Application Form? more than one capacity, may apply on different Application Forms for New Shares. However, you may not apply for more than $15,000 New Shares in aggregate. Will I receive Yes, the Registry will send you an Issuer Holding Statement or 5 notification of my CHESS Notice on or around Tuesday, 21 May 2013, which will issue? include details of the number of New Shares issued to you under the SPP, your total holding of Shares and the Offer Price of the New Shares. Will the New Shares be Yes, when the New Shares are issued they will be able to be 5 able to be traded on traded on ASX (subject to ASX granting quotation of the New ASX? Shares). All payments and Applications must be received no later than 5.00pm (Sydney time) on Friday, 10 May 2013. Share purchase plan booklet | page 11

SPP Terms and Conditions Important notices This document has been prepared by Prima BioMed Ltd. The offer to purchase New Shares under the SPP is not a recommendation to purchase New Shares. Nothing in this document, these SPP Terms and Conditions, the Application Form or any other accompanying documentation constitutes investment or financial product advice or is intended to influence your decision whether or not to participate in the SPP. The SPP documentation does not constitute a prospectus or a product disclosure statement and does not (and nor is it required under the Corporations Act to) contain all the information that a prospectus or a product disclosure statement is required to contain under the Corporations Act. Rather, the Corporations Act and ASX CO 09/425 allow an offer under share purchase plans to be made by providing certain confirmations to the market on the basis that all information that investors and their professional advisers would reasonably require to make an informed investment decision in relation to the offer, when read with this booklet and the accompanying information, is publicly available. Accordingly, you must rely on your own knowledge of Prima, previous disclosures made by Prima to the ASX and, if necessary, consult with your professional adviser when making your decision whether or not to apply for New Shares under this SPP. If you apply for New Shares in the SPP by making a BPay® payment or completing and returning the Application Form with a cheque or money order, you are accepting the risk that the market price of the Shares may change. This means it is possible that, up to or after the date you receive New Shares under the SPP, you may be able to buy Shares on ASX at a lower price than under the SPP. Set out below are the SPP Terms and Conditions that are binding on any Shareholder completing an Application Form or applying via BPay®. The Application Form forms part of these SPP Terms and Conditions. Capitalised terms used in these SPP Terms and Conditions are both defined in the body of this booklet as well as in section 12 of these SPP Terms and Conditions. 1. The SPP The SPP is an invitation to all Eligible Shareholders to apply under the SPP to acquire New Shares at an Offer Price, up to a maximum of $15,000 worth of New Shares, even if a Shareholder receives more than one Application Form. The SPP opens on Friday, 12 April 2013 and closes at 5.00pm (Sydney time) on Friday, 10 May 2013 and is being made to each Eligible Shareholder on the SPP Terms and Conditions. The SPP is non-renounceable and non-transferable so Eligible Shareholders cannot transfer their right to acquire New Shares under the SPP to a third party. The number of New Shares you receive will depend on both the amount of your application monies and the total number of New Shares applied for by all Eligible Shareholders. Prima reserves the right to scale back Applications or increase the amount of the SPP where the total value of New Shares applied for by all Eligible Shareholders exceeds $15 million. In the event of a scale back occurring, the Company reserves the right to give priority to Eligible Shareholders who applied for New Shares on a ‘first come, first serve basis’ or in any other manner it sees fit. You are under no obligation to apply for New Shares. The number of existing Shares you hold as at the Record Date and the rights attached to those existing Shares will not be affected if you choose not to accept any of your entitlement under this SPP (although, the percentage of the Company’s issued share capital that they represent will be reduced). Share purchase plan booklet | page 12

Participation in the SPP is optional. If you choose not to participate in the SPP, your right to participate lapses at the Closing Date of the SPP, being 5.00pm (Sydney time) on Friday, 10 May 2013. 2. Eligible Shareholders 2.1 Eligibility You are eligible to participate in the SPP if: you have a registered address in either Australia or New Zealand; and you were registered as a Shareholder as at 5.00pm (Sydney time) on Thursday, 28 March 2013 (Record Date). Prima has determined that it is not practical for Shareholders with registered addresses in other jurisdictions to participate in the SPP5. No offer under the SPP is made to Shareholders who are not Eligible Shareholders. 2.2 Individual Shareholders If you are the only registered holder of Shares but you receive multiple offers under this SPP (for example, as a result of multiple holdings under different capacities) you may only apply for New Shares up to a maximum value of $15,000 in aggregate. 2.3 Joint Shareholders If you are recorded with one or more persons as the joint holders of Shares, that joint holding is considered to be a single registered holding for the purposes of this SPP. If the same joint Shareholders receive multiple offers under this SPP (for example, due to multiple registered Shareholdings) the joint Shareholders may only apply for New Shares up to a maximum value of $15,000 in aggregate. The certification under section 10 by one joint Shareholder will be effective in respect of the other joint holder(s). 2.4 Custodians If you are a Custodian (as defined in ASIC CO 09/425), you may apply for up to $15,000 worth of New Shares for each beneficiary subject to you annexing to your Application Form a certificate addressed to Prima with the information prescribed in ASIC CO 09/425 (Custodian Certificate). Applications by Custodians that are not accompanied by a duly completed Custodian Certificate will be rejected. The SPP is being offered to the custodian as the registered holder and the custodian is not required to participate on behalf of its beneficiaries. Custodians may choose whether or not to extend the offer to their eligible beneficiaries. Each custodian must not participate in the SPP on behalf of and must not distribute this SPP Booklet or any documents relating to this SPP to any person in the United States or to any person that is, of is acting for the account or benefit of, a US Person. If you are a Custodian and would like a Custodian Certificate or further information on how to apply, you should contact the Company’s shareholder enquiry line on 1300 737 760 or +61 2 9290 9600 (from outside Australia). 5 The Company may also extend the SPP in its absolute discretion to other jurisdictions under applicable exemptions from the requirement to issue a prospectus in those jurisdictions. Share purchase plan booklet | page 13

2.5 Trustees and nominees If you hold Shares as a trustee or nominee for another person and are expressly noted on the register of Prima as holding Shares on account of another person but are not a Custodian (a beneficiary), the beneficiary will be taken to be the registered holder of those Shares. In this instance, an Application, certification or issue of New Shares to the trustee or nominee will be taken to be an Application or certification by, or an issue to, the beneficiary (that is, each such beneficiary may apply for up to $15,000 worth of New Shares under the SPP). You cannot participate for beneficiaries in the manner described in section 2.4 above. In this case section 2.2 applies. 2.6 Shareholders outside Australia and New Zealand This SPP is not being made to any Shareholder who, as at the Record Date, has a registered address outside of Australia or New Zealand. No action has been taken to register or qualify the New Shares or the SPP or otherwise to permit an offering of the New Shares in any jurisdiction outside Australia and New Zealand, including the United States. The New Shares are not being offered or sold to the public within New Zealand other than to existing Shareholders with registered addresses in New Zealand to whom the offer of New Shares is being made in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand). This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Securities Act 1978 (New Zealand). This document is not an investment statement or prospectus under New Zealand law and is not required to, and may not, contain all the information that an investment statement or prospectus under New Zealand law is required to contain. Shareholders who hold Shares on behalf of persons who reside outside Australia and New Zealand, are in the United States, or are US Persons (as defined in Regulation S under the United States Securities Act of 1933 as amended) (US Securities Act) (US Persons) or who act for the account or benefit of a US Person are not entitled to participate in the SPP. You must not distribute any documents relating to the SPP to any person in the United States or to any US Person. Consistent with the representations, warranties and acknowledgements contained in section 10 and the Application Form included with these SPP Terms and Conditions, you may not submit any completed Application Forms for any person in the United States or who is, or is acting for the account or benefit of, a US Person. 2.7 Directors and employees Directors and employees of Prima who hold Shares may also be Eligible Shareholders. 3. Offer Price The Offer Price under this SPP will be a 5% discount to the VWAP of Shares traded on ASX over the 10 trading days prior to the day on which the New Shares are issued. The current Share price can be obtained from the ASX website at www.asx.com.au (ASX: PRR). Eligible Shareholders who apply for New Shares under the SPP agree to pay the Offer Price per New Share for the number of New Shares allocated to them under the SPP. While the Offer Price will represent a discount of 5% to the 10 day VWAP of Shares traded on ASX on the 10 trading days prior to the issue of the New Shares, the price at which Shares trade on the ASX may vary between the date of this offer, the date that you apply for New Shares and the date of issue of New Shares to you. Therefore, the Offer Price of New Shares under the SPP may be more than or less than the market price of the Shares at the time of issue. The value of your investment in New Shares may therefore rise or fall. There is no certainty that Shares will trade at or above the Offer Price following the issue of New Shares under the SPP. Share purchase plan booklet | page 14

You acknowledge the risk that the market price of New Shares may rise or fall between the date of this offer and the date the New Shares are issued to you under the SPP which may mean that the Offer Price you pay for the New Shares may exceed the market price of the Shares when issued. 4. Costs of the SPP No brokerage, commissions or other transaction costs will apply to the Application for, and issue of, New Shares under the SPP. 5. Number of New Shares Prima is inviting Eligible Shareholders to apply for a total of $15,000 worth of New Shares at the Offer Price to raise up to $15 million before costs. Each Eligible Shareholder is entitled to apply for New Shares (regardless of the number or value of registered holdings in which they have a beneficial interest) for a maximum consideration of $15,000. No fractions of New Shares will be issued, with any fraction being rounded down to the nearest whole number of New Shares. Prima will apply to ASX for the quotation of New Shares issued under the SPP. It is anticipated that New Shares issued under the SPP will be quoted on ASX on or around Tuesday, 21 May 2013. The Registry will send you a holding statement, confirming the issue of New Shares on or around Tuesday, 21 May 2013. 6. Scale back and oversubscription If the total value of Applications under the SPP is in excess of the $15 million, Prima may in its absolute discretion either accept such oversubscriptions or scale back Applications. In the event of a scale back occurring, the Company reserves the right to give priority to Eligible Shareholders who applied for New Shares, on a ‘first come, first serve basis’ or in any other manner it sees fit. Decisions made will be final. If a scale back produces a fractional number when applied to your Application, the number of New Shares you will be issued with will be rounded down to the nearest whole number of New Shares. In the event of a scale back the difference between the application monies received and the number of New Shares allocated to you multiplied by the Offer Price, will, if it exceeds $2.00, be refunded to you by direct credit (to your nominated account as recorded on the register of Prima) or cheque, without interest, as soon as practicable following the issue date. Any individual refund amounts below $2.00 will be accumulated and donated to charity. 7. Share rights and issue The New Shares issued under the SPP will rank equally in all respects with existing Shares quoted on the ASX, with the same voting rights, dividend rights and other entitlements, from the issue date. Share purchase plan booklet | page 15

8. Application for New Shares (a) If you are an Eligible Shareholder and wish to participate in the SPP, you must follow the instructions on the Application Form and either: (i) complete the Application Form and forward it with a cheque drawn on an Australian Financial Institution and made payable to ‘Prima BioMed – Share Purchase Plan’ and crossed ‘Not Negotiable’ in the enclosed reply envelope. Please ensure that sufficient cleared funds are held in your account, as your cheque will be banked as soon as it is received; or (ii) make a payment by BPay® equivalent to the dollar amount of the parcel of New Shares for which you wish to apply (including providing the unique identifier provided to you for the purposes of the SPP only), in either case so that it is received before the Closing Date of 5.00pm (Sydney time) on Friday, 10 May 2013. Payments must be in Australian dollars. Applications received after the Closing Date will not be accepted, although Prima retains the right to do so at its discretion. (b) If you make a payment by BPay®, in applying for New Shares, you represent to Prima that the total of the application price for the following does not exceed $15,000: (i) the New Shares, which are the subject of the Application; (ii) any other New Shares in the class applied for under the SPP or any Shares in the class issued under a similar arrangement in the 12 months before the Application; (iii) any other New Shares in the class which you have instructed a custodian to acquire on your behalf under the SPP; and (iv) any other Shares in the class issued to a custodian under an arrangement similar to the SPP in the 12 months before the Application as a result of an instruction given by you to the custodian or another custodian and which resulted in the holder holding beneficial interests in the Shares, noting that Prima has not conducted a similar arrangement in the preceding 12 months. (c) If Prima receives an amount that is not equal to any of those illustrated in the frequently asked questions section, Prima will round down to the dollar amount of New Shares that you are applying for to the next lowest parcel or if Prima receives less than $1,000, reject your Application and refund any monies that are not used to purchase New Shares, without interest, as soon as practical following the issue date. Prima may accept or reject your Application for New Shares under the SPP at its sole discretion. Prima may reject your Application in the following circumstances including, without limit, if: (i) your Application Form is incorrectly completed, incomplete, does not comply with these SPP Terms and Conditions or otherwise determined by Prima to be invalid; (ii) it appears that you are not an Eligible Shareholder; (iii) you have applied for less than $1,000 worth of New Shares; (iv) your cheque is dishonoured or has been incorrectly completed; (v) your BPay® payment is incomplete or invalid; (vi) your Application Form or BPay® payment is received after the Closing Date; or Share purchase plan booklet | page 16

(vii) it appears that you are applying to buy more than $15,000 worth of New Shares in aggregate. 9. SPP Timetable (a) Subject to clause 9(b): (i) (Record Date): 5.00pm (Sydney time), Thursday, 28 March 2013; (ii) (Opening Date): 9.00am (Sydney time), Friday, 12 April 2013; (iii) (Closing Date): the offer closes at 5.00pm (Sydney time), Friday, 10 May 2013; (iv) (issue date): Prima proposes to issue the New Shares on or around Friday, 17 May 2013; (v) (mailing date): the date on which transaction confirmations are sent to Shareholders by the Registry and, if applicable, a direct credit deposit to your nominated account is made or refund cheque is dispatched, is expected to be on or around Tuesday, 21 May 2013; and (vi) (trading date): Prima expects the New Shares to commence trading on the ASX on Tuesday, 21 May 2013. (b) Prima may vary any of the above dates in clause 9(a) at its discretion (even if the SPP has opened, or BPay® or Application Forms have been received). 10. Applicant representations By returning a completed Application Form and cheque or by making a payment via BPay® you: (a) confirm that you have read and accepted this booklet (including these SPP Terms and Conditions) in full; (b) authorise Prima to register you as the holder(s) of New Shares issued to you; (c) warrant that all details and statements in your Application Form are true and complete and not misleading; (d) warrant that you are an Eligible Shareholder as at the Record Date and agree to provide (and direct your nominee or custodian to provide) any requested substantiation of your eligibility to participate in the SPP and of your holding of Shares on the Record Date; (e) irrevocably and unconditionally agree to (and to be bound by) these SPP Terms and Conditions, the terms of the Application Form and Prima’s constitution, and agree not to do any act or thing that would be contrary to the spirit, intention or purpose of the SPP; (f) declare that you are at least 18 years of age and have full legal capacity and power to perform all your rights and obligations under the Application Form; (g) agree to apply for and be issued with a number of New Shares determined in accordance with these SPP Terms and Conditions; (h) certify that you have, or a custodian on your behalf has, not applied for more than $15,000 of New Shares in aggregate under the SPP even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP; (i) represent and warrant that your acceptance of the offer under the SPP does not breach any applicable laws; Share purchase plan booklet | page 17

(j) acknowledge and agree that: (i) your Application is, to the extent permitted by law, irrevocable and unconditional and cannot be varied; (ii) you, and each person for whose account or benefit you are acting, are not in the United States and not a US Person and not acting for the account or benefit of a US Person; (iii) the New Shares have not been and will not be registered under the US Securities Act or the securities laws of any state or other jurisdiction of the United States, and accordingly, the New Shares may not be offered, sold or otherwise transferred except in a transaction exempt from, or not subject to, the registration requirements of the US Securities Act and applicable United States securities laws; (iv) you have not, and will not, send any materials relating to the SPP to any person in the United States or to any person who is, or is acting for the account of benefit of, a US Person; (v) you accept the risk associated with any refund that may be dispatched to your address or to your nominated bank account as shown on the registers of Prima; (vi) you are responsible for any dishonour fees or other costs Prima may incur in presenting a cheque for payment that is dishonoured; (vii) no interest will be paid on any application monies held pending the issue of the New Shares or subsequently returned to you for any reason; (viii) you have not been provided with taxation, investment or financial product advice by Prima, its advisers or agents nor have they any obligation to provide this advice in relation to your consideration as to whether or not to participate in the SPP; (ix) Prima is not liable for any exercise of its discretions referred to in these SPP Terms and Conditions; (x) Prima (and its officers and agents) may correct minor or easily rectified errors in, or omissions from, your Application Form (if you submitted one) and to complete the Application Form by the insertion of any missing minor detail (if you submitted one); (xi) Prima may determine that your Application Form is valid (if you submitted one), in accordance with these SPP Terms and Conditions, even if the Application Form is incomplete, contains errors or is otherwise defective; (xii) Prima may undertake a scale back and you will receive the number of New Shares determined by Prima in its absolute discretion; and (xiii) you authorise Prima (and its officers and agents) to do anything on your behalf necessary for New Prima to be issued to you in accordance with these SPP Terms and Conditions. 11. Additional information 11.1 Variation or termination Prima, at its discretion, reserves the right at any time to: (a) amend or vary these SPP Terms and Conditions; (b) waive compliance with any provision of these SPP Terms and Conditions; Share purchase plan booklet | page 18

(c) withdraw the SPP or suspend or terminate the SPP; (d) subject to the ASX Listing Rules, vary the timetable for the SPP (including by accepting late Applications, either generally or in particular cases); and (e) not accept an Application, not issue New Shares, or issue New Shares to a value less than that applied for under the SPP. Any such waiver, amendment, variation, suspension or withdrawal will be binding on all Eligible Shareholders even where Prima does not notify you of the event. If the SPP is cancelled all application money will be refunded without interest. 11.2 Dispute resolution Prima may settle, in any manner it sees fit, any difficulties, anomalies, or disputes that may arise in connection with or by reason of the operation of the SPP and the decision of Prima will be conclusive and binding on all participants and other persons to whom the determination relates. 11.3 No underwriting The SPP will not be underwritten. 11.4 Class order compliance The offer of New Shares under the SPP is made in accordance with the requirements of ASIC CO 09/425. 11.5 Privacy The Application Form requires you to provide personal information. Prima and its service providers such as the registrar may collect, hold and use your personal information to assess your Application, service you as an investor and for other permitted purposes under the Privacy Act 1988 (Cth). Information about to whom we may disclose your personal information, for what purpose we can use your personal information and how you can access your personal information is set out in Prima’s privacy policy available at http://www.primabiomed.com.au/. Tax, company and anti-money laundering law also requires the collection of certain information in connection with your Application. If you do not provide the information requested or provide us with incomplete or inaccurate information, your Application may not be able to be processed efficiently, or at all. Your information may be disclosed to your financial adviser and to Prima’s agents and service providers on the basis that they deal with such information in accordance with the privacy policy of Prima. Your personal information may also be used by us to administer, monitor and evaluate products and services, gather, aggregate and report statistical information, assist you with any queries and take measures to detect and prevent fraud and other illegal activity. We may also be allowed or obliged to disclose information by law. If you have concerns about the completeness or accuracy of the information we have about you or would like to access or amend your personal information held by Prima, please contact the Privacy Officer: By email to: enquiries@primabiomed.com.au By fax on: +61 2 9276 1284 By telephone on: 1300 737 760 or +61 2 9290 9600 (from outside Australia) 11.6 Constitution Shareholders will be bound by the constitution of Prima and these SPP Terms and Conditions by accepting the offer to acquire New Shares under the SPP. Share purchase plan booklet | page 19

11.7 Governing law These SPP Terms and Conditions are governed by the laws in force in New South Wales. 12. Definitions Application means an application to participate in the SPP by a Shareholder who completes an Application Form or applies via BPay®. Application Form means the SPP application form. ASIC means the Australian Securities and Investments Commission. ASIC CO 09/425 Class Order [09/425] issued by ASIC. ASX means ASX Limited. ASX Listing Rules the listing rules of ASX. Board the board of directors of Prima. Closing Date means the time and date by which Applications must be received, being 5.00pm (Sydney time), Friday, 10 May 2013 (unless the SPP is extended). Custodian Certificate means the certificate to be provided by custodians within the meaning of ASIC CO 09/425. Eligible Shareholders means a Shareholder eligible to participate in the SPP in accordance with section 2. Entitlement Offer means the entitlement offer planned to be conducted by the Company whereby eligible shareholders (as defined in the Prospectus) will be offered 1 Option for every 4 Shares held on the record date for the Entitlement Offer. New Share means a fully paid ordinary Share issued in accordance with this SPP. Offer Price means the price per New Share calculated in accordance with Section 3. Opening Date means the time and date on which offers under the SPP are first made and from which Applications may be submitted, being 9.00am (Sydney time), Friday, 12 April 2013. Options means options to acquire ordinary Shares, the full terms of which will be set out in the Prospectus. Prima or Company means Prima BioMed Ltd ABN 90 009 237 889. Prospectus means the prospectus to be issued by the Company in relation to the Entitlement Offer. Record Date means 5.00pm (Sydney time), Thursday, 28 March 2013. Registry means Boardroom Pty Limited ABN 14 003 209 836. Share means a fully paid ordinary share in Prima. Shareholder means the registered holder of a Share. SPP means the share purchase plan made available by Prima under these SPP Terms and Conditions. SPP Terms and Conditions means the terms and conditions of this SPP. US Securities Act means the United States Securities Act of 1933. US Person has the meaning given to the term in section 2. Share purchase plan booklet | page 20

PRIMA BIOMED LTD Australian Cancer Treatment Company Share Purchase Plan - Application Form Prima BioMed Ltd ABN: 90 009 237 889 DPID NAME & ADDRESS NAME & ADDRESS & NAME ADDRESS NAME & ADDRESS NAME & ADDRESS NAME & ADDRESS Record Date: 28 March 2013 Close Date: 5.00pm 10 May 2013 BARCODE A Offer Choice Indicate your choice below by marking one box only Offer 1 Offer 2 Offer 3 Offer 4 A$1,000.00 worth of A$2,000.00 worth of A$3,000.00 worth of A$5,000.00 worth of _New Shares _New Shares _New Shares _New Shares Offer 5 Offer 6 Offer 7 A$7,500.00 worth of A$10,000.00 worth of A$15,000.00 worth of _New Shares _New Shares _New Shares B Payment Details Payment may only be made by BPAY or cheque (or bank draft) and in Australian dollars. Cash will not be accepted and payments cannot be made at any bank. Payment Option 1 - BPAY Telephone & Internet Banking - BPAY® Contact your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au ® Registered to BPAY Ltd ABN 69 079 137 518 Biller Code: XXXXXX Ref: XXXXXXXXXXXX B PAY To pay via BPAY please contact your participating financial institution If paying by BPAY you do not need to return the Application Form If paying by BPAY the amount of your payment received divided by the Offer Price will be deemed to be the total number of New Shares you are applying for. If your BPAY payment is: less than A$1,000, Prima will not issue any New Shares to you and will refund your application money to you; greater than A$15,000, subject to scale back, Prima will issue to you the number of New Shares that would have been issued to you had you applied for the highest designated amount and will refund the excess application money to you; or between A$1,000 and A$15,000 and is not one of the designated amounts, subject to scale back, Prima will issue you the number of New Shares that would have been issued to you had you applied for the highest designated amount that is less than the amount of your BPAY payment, and will refund the excess application money.

Payment Option 2 - Cheque Record cheque details below Drawer Cheque BSB Account No. Amount A$ Number Number Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted. Your cheque or bank draft must be made payable to ‘Prima BioMed – Share Purchase Plan’ and crossed ‘Not Negotiable’. Please ensure that you submit the correct amount. Incorrect payments may result in your Application being rejected. If paying by cheque, you must complete this Application Form and submit it together with your cheque before your Application will be accepted. C Contact Details Please provide a telephone number and contact name in case we need to contact you regarding your Application. Home telephone number Work telephone number Contact name D Applicant’s Certification and Acknowledgements By lodging this form with your cheque (or bank draft) or making a BPAY payment, you certify that the total application price for the following does not exceed A$15,000: the New Shares the subject of your Application; any other New Shares applied for by you under the SPP; any other New Shares issued to you under a similar arrangement in the 12 months before my/our Application; any other New Shares you have instructed a custodian to acquire on your behalf under the SPP; and any other New Shares issued to a custodian under an arrangement similar to the SPP in the 12 months before your Application as a result of an instruction given by you to the custodian or another custodian and which resulted in my/our holding beneficial interests in the New Shares. You also acknowledge and confirm that you have read, understood and agreed to the terms and conditions of the SPP. Prima may settle in any manner it deems appropriate, any dispute or anomalies which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any applicant or application for New Shares. The decision of Prima will be conclusive and binding on all persons to whom the determination relates. Prima reserves the right to waive compliance with any provision of the SPP’s terms and conditions. The Directors reserve the right to withdraw the offer of New Shares under the SPP, or reduce the amount of SPP Shares that may be subscribed for under the SPP in any manner, at any time prior to the issue date. Any excess application moneys will be refunded. No interest will be paid on any refunded application money. By lodging this form with your cheque (or bank draft) or making a BPay payment, you are also deemed to have made the representations set out in section 10 of Prima’s SPP booklet given to ASX on or about 11 April 2013. Unless otherwise defined, capitalised terms in this Application Form have the meanings given to them in the SPP booklet. NO SIGNATURE IS REQUIRED ON THIS FORM THIS OFFER IS NON-RENOUNCEABLE Application Forms and payments must be received no later than 5.00 pm (Sydney time) on Friday, 10 May 2013 at: MAILING ADDRESS DELIVERY ADDRESS Boardroom Pty Limited Boardroom Pty Limited GPO Box 3993 Level 7 SYDNEY NSW 2001 207 Kent Street SYDNEY NSW 2000 You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SPP. E Information for Custodians If you are a custodian as defined in ASIC Class Order CO 09/425, you must complete this Application Form and the Custodian Certificate, and submit both documents together with your cheque before your Application will be accepted. If you have not received a copy of the Custodian Certificate, please contact Boardroom Pty Limited on +61 (0)2 9290 9600 to request your copy. Applications received from custodians that are not accompanied by the Custodian Certificate will be rejected.